Exhibit 12

Arch Capital Group Ltd. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges and Preference Dividends
(in thousands, except ratios)

	Years Ended December 31,
	2013	2012	2011	2010	2009

Income before income taxes	$742,505	$589,387	$426,370	$850,401	$890,802

Equity in net income or loss of investees	52,238	(43,632)	71,100	(56,035)	(183,038)
Fixed charges	33,304	34,223	37,166	35,018	30,074

Income available for fixed charges	$828,047	579,978	534,636	829,384	737,838

Fixed charges:
Interest and amortization on indebtedness	27,060	28,525	31,691	30,007	24,440
Estimate of interest component within rental expense, net of sublease income (1)	6,244	5,698	5,475	5,011	5,634
Total fixed charges	33,304	34,223	37,166	35,018	30,074

Preference dividends	21,938	25,079	25,844	25,844	25,844

Total fixed charges and preference dividends	$55,242	59,302	63,010	60,862	55,918

Ratio of earnings to fixed charges	24.9	16.9	14.4	23.7	24.5

Ratio of earnings to fixed charges and preference dividends	15.0	9.8	8.5	13.6	13.2

(1)	Represents a reasonable approximation of the interest cost component of rental expense, net of sublease income, incurred by the Company.